Exhibit 17.1

July 6, 2021

To:

ScoutCam Inc. (the “Company”)

Re: Letter of Resignation from the Board of Directors

Effective as of the date hereof, the undersigned hereby resigns as a member of the board of directors of the Company and its wholly-owned subsidiary, ScoutCam Ltd. My resignation relates to personal reasons. Thank you for your cooperation.

Sincerely yours,

/s/ Issac Silberman